Exhibit 99.1

April 8, 2009

New Gold Inc.
3110-666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Dear Sirs:

Re: Arrangement between Western Goldfields Inc. ("WGI") and New Gold Inc. ("New Gold")

This letter sets out our agreement with respect to certain matters in connection with the proposed business combination by way of arrangement pursuant to a business combination agreement dated as of March 3, 2009 between WGI and New Gold (the "Agreement"). For good and valuable consideration (for which receipt is hereby acknowledged by both of us), we agree as follows (and the Agreement, and in the case of section 6 below, the Plan of Arrangement, shall be amended accordingly):

1.

With respect to Mr. Gerald Ruth, a director of WGI, who will cease to be a director upon the Effective Time, each of the Western Options owned by him and outlined in Section 1 of Schedule "A", upon the Effective Time, be exchanged for a fully vested New Gold Replacement Option in accordance with the Plan of Arrangement and, which shall continue for the full original term of the Western Option it replaces.

2.

Mr. Ruth’s 200,000 Western Options outlined in Section 2 of Schedule "A" shall, upon the Effective Time, be exchanged for fully vested New Gold Replacement Options in accordance with the Plan of Arrangement, which shall continue for a period of, and expire after, one year following the Effective Time (and shall not expire within 90 days of Mr. Ruth ceasing to be a director).

3.

Section (i) of Schedule "F" to the Agreement shall be and is hereby amended so that only the 6,250,000 Western Options held by directors and/or officers of WGI as set out in Section 3 of Schedule "A" hereto shall have to be exercised or surrendered for cancellation prior to the Effective Time.

4.

The Western Options set out in Section 4 of Schedule "A" hereto shall be exchanged for fully vested New Gold Replacement Options in accordance with the Plan of Arrangement.

5.

Notwithstanding the terms of the Agreement, the Western Disclosure Memorandum, and the severance agreement of Mr. Raymond Threlkeld, New Gold hereby agrees that the severance package for Mr. Threlkeld, in connection with his termination as an officer of WGI, shall consist of a payment of $816,667 in cash (before any statutory withholdings) and health insurance benefits shall be maintained for him for a period of two years following his termination.

6.

In accordance with the Interim Order, section 4.01 of the Plan of Arrangement shall be amended to provide that the deadline for filing a notice of dissent with Western shall be no later than 5:00 pm (Toronto time) on the date that is one Business Day prior to the Western Meeting or any date to which the Western Meeting may be postponed or adjourned.

7.

Terms that are not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.

WESTERN GOLDFIELDS INC.

By:   /s/ "Brian Penny"

Name: Brian Penny
Title: Chief Financial Officer

Accepted as of the date above.

NEW GOLD INC.

By:    /s/ "Robert Gallagher"

Name: Robert Gallagher
Title: President and CEO

SCHEDULE "A"

[The information contained in this Schedule has been omitted by Western to protect certain personal information]